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Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
Yardville National Bancorp:

We consent to the use of our report dated January 27, 2003, except for note 8, which is as of February 20, 2003, with respect to the consolidated statements of condition of Yardville National Bancorp and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to Yardville National Bancorp's adoption of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections" in 2002.



                                    KPMG LLP


Short Hills, New Jersey
April 11, 2003







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